Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Throwdown Inc.
20372 Hermana Circle
Lake Forest, CA 92630
Throwdown.com

Up to $4,999,997.25 in Common Stock at $2.25
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Throwdown Inc.
Address: 20372 Hermana Circle, Lake Forest, CA 92630
State of Incorporation: NV
Date Incorporated: September 16, 2014

Terms:

Equity

Offering Minimum: $9,999.00 | 4,444 shares of Common Stock
Offering Maximum: $4,999,997.25 | 2,222,221 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $225.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Perks*

Early Bird

Friends and Family - First Week | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 + 15% off any Throwdown product)

Tier 2 perk - ($1000 + Free Home Kit ($140MSRP) + 15% off any Throwdown product)

Tier 3 perk - ($5,000+ Free Home Kit ($140MSRP), 8-week Online Transformations Program ($1000 MSRP)

Tier 4 perk - ($10,000+ FXD Bench (MSRP $2499) + 5% bonus shares)

Tier 5 perk - ($25,000+ FXD Bench or Transformations Program + 10% bonus shares)

Tier 6 perk - ($50,000+ FXD Bench or Transformations Program + 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Throwdown, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.05 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $205. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Founded in 2003, Throwdown is the leader in Functional Impact Training, a blend of High Intensity Interval Training (HIIT), Impact Sports (Boxing, MMA, Muay Thai), and Functional Fitness. We have a multi-tiered business model, with distinct revenue streams across — licensing branded products to the preeminent U.S. gym distributor, direct Key Account sales to commercial gyms, direct-to-consumer sales via our online storefronts (Amazon, Throwdown.com), and a digital fitness app. Our core demographic (weighted 60%) is men ages 25-54, and our secondary halo demographic

is women ages 25-54; the former is the suburban 9-5 worker and fitness enthusiast, and the latter is the fitness-class attendee that's always actively pursuing new ways to exercise. We've been making elite functional impact products since long before the UFC/MMA gained mainstream popularity, and have historically focused on a commercial gym-centric strategy. As we look forward, Throwdown is driven to enter the consumer market, delivering commercial-grade fitness equipment & programming to the mainstream consumer.

Corporate History

The Throwdown business was initially founded in 2003 and was originally incorporated in 2007 as Throwdown Industries, Inc., a California corporation. After a series of transactions, the company had formed four entities (XFit Brands, Inc.; Throwdown Holdings, its wholly-owned subsidiary; Throwdown LLC, the wholly-owned subsidiary of Throwdown Holdings; and Throwdown Industries, the wholly-owned subsidiary of Throwdown LLC). Since 2015, Throwdown LLC and Throwdown Industries have been dissolved or declared inactive. As of October of 2021, Throwdown Inc. remains and has only one subsidiary: Throwdown Industries Holdings, LLC. On October 19, 2021, XFit Brands, Inc. filed the appropriate paperwork with the state of Nevada to change its name to Throwdown Inc.

Throwdown Inc. is the parent company of Throwdown Industries Holdings, LLC, a wholly-owned subsidiary, which has been operating under the company since 2014. The funds received by Throwdown Inc. will be used by the LLC to operate the business in the manner described in the Offering Memorandum. Bank accounts at the LLC level are used to operate the business, collecting funds from customers and disbursing funds to vendors. The companies operate in one general ledger and all operations are consolidated in the audited financial statements.

Intellectual Property

Throwdown Inc. is assigned one patent (No. 7,857,734) and has filed one patent application (No. 63/199,762). The company also owns a number of trademarks through its wholly-owned subsidiary, Throwdown Industries Holdings, LLC.

Competitors and Industry

Throwdown, with the launch of our digital fitness app, is now strategically placed at the center of two key segments in the global fitness market: Digital Fitness (growing 10x faster than traditional fitness, expected to reach $27.4B by 2022), and Global Fitness Equipment (expected to reach $14.8B by 2028). The current dominant players in Digital Fitness are Peloton, Sweat App, and MyFitness Pal.

In our specific Functional Impact Training market, TRX, Rogue Fitness, and Ringside are other leading players in the direct-to-consumer space. Over the past two decades, Throwdown has repeatedly proven its ability to evolve alongside the fitness industry, and as post-COVID trends favor the Hybrid Fitness Model, we plan to leverage our best in-class products and legacy in the commercial gym space to disrupt the DTC

market.

Current Stage and Roadmap

We are currently in the 'Live' stage on the DTC side, actively selling our products through our online storefronts (Amazon, Throwdown.com). After launching our digital connected fitness app in September (with an integrated online shop), our immediate focus is on marketing and growing subscription revenue for our app, and aggressively spending against our e-commerce platforms via influencer relationships, SEO and social ad campaigns.

On the product side, we've completed production (with inventory on-hand) on our new patent-pending FXD bench (a self-contained, small footprint, full-body home gym solution) and are focused on driving that through our commercial gym network and online storefronts. The name of the game right now is building brand awareness in the consumer market and leveraging our legacy in the commercial gym space to build trust & credibility.

The Team

Officers and Directors

Name: Greg Barrow

Greg Barrow 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August 15, 2017 - Present
  Responsibilities: Strategic Vision, Business Development, Operations.

- **Position:** Chairman
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Corporate Governance and Oversight.

Other business experience in the past three years:

- **Employer:** General Capital Partners
  Title: Founder & Managing Director
  Dates of Service: April 01, 2002 - Present
  Responsibilities: Founding and advising the company.

Name: Charles Joiner

Charles Joiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 16, 2014 - Present
  Responsibilities: Corporate governance and oversight

- **Position:** President
  Dates of Service: September 16, 2014 - Present
  Responsibilities: Sales and Brand/Product Management.

Other business experience in the past three years:

- **Employer:** Throwdown Industries Holdings, LLC
  Title: President
  Dates of Service: May 01, 2007 - Present
  Responsibilities: Key account sales, day-to-day business management, and brand development.

Name: Kevin Hirsch

Kevin Hirsch's current primary role is with HCA Healthcare / Blake Medical Center. Kevin Hirsch currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 16, 2014 - Present
  Responsibilities: Corporate Governance and oversight

Other business experience in the past three years:

- **Employer:** ACOresource.com
  Title: Strategic Development VP
  Dates of Service: August 01, 2019 - Present
  Responsibilities: Consulting / managing medical practices for Medicare Shared Savings Plans.

Other business experience in the past three years:

- **Employer:** Medical 6 Sigma, LLC
  Title: Advisor
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Advising the company on healthcare matters.

Other business experience in the past three years:

- **Employer:** Advanced Surgical Skills for Advanced Providers, LLC
  Title: Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Advising the company.

Other business experience in the past three years:

- **Employer:** HCA Healthcare / Blake Medical Center
  Title: Trauma Surgeon
  Dates of Service: May 01, 2010 - Present
  Responsibilities: Performs trauma surgery.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns at least 30 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Throwdown or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Throwdown could harm our reputation and materially negatively impact our financial condition and business.

Expanding our brand into new categories or territories may be difficult and expensive, and if we are unable to successfully expand into these categories or territories as expected, our brand may be adversely affected, and we may not achieve our planned

sales growth.

Our growth strategy includes the expansion of our brand into new categories or territories, including the ecommerce platform and digital training products. Products that we or our licensees introduce in these new markets may not be successful with the consumers we target. Our brand may also fall out of favor with our current customer base as we expand our products into new markets. In addition, if we, or our licensees, are unable to anticipate, identify or react appropriately to evolving consumer preferences, our sporting goods equipment sales and license revenues may not grow as fast as we plan or may decline and our brand image may suffer. Achieving market acceptance for new products will likely require us to exert substantial product development and marketing efforts, which could result in a material increase in selling, general and administrative expenses, both in absolute dollars and as a percentage of revenue. There can be no assurance that we will have the resources necessary to undertake these efforts or that these efforts will sufficiently increase our product sales, subscription and license revenues. Material increases in our selling, general and administrative expenses could adversely impact our results of operations.

Our products face intense competition.

Throwdown Inc., operating as Throwdown, is a fitness products and services company and the relative popularity of various sports and fitness activities and changing design trends affect the demand for our products. The fitness industry is highly competitive in the United States and on a worldwide basis. We compete with a significant number of other product, equipment, and apparel suppliers to the fitness industry, many of whom have: • significantly greater financial resources than us; • more comprehensive product lines; • longer-standing relationships with suppliers, manufacturers and retailers; • broader distribution capabilities; • stronger brand recognition and loyalty than we have; and • the ability to invest substantially more on product advertising and sales Our competitors' greater capabilities in the above areas may enable them to better differentiate their products from ours, gain stronger brand loyalty, withstand periodic downturns in the apparel and fitness equipment and product industries, compete more effectively on the basis of price and production, and more quickly develop new products.

Failure to maintain our reputation and brand image could negatively impact our business.

Our brand has international recognition, and our success depends on our ability to maintain and enhance our brand image and reputation. We could be adversely impacted if our brand is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine consumer confidence in us, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment, including our increasing reliance on social media and online dissemination of advertising campaigns. Negative posts or comments about us on social networking websites could seriously damage our reputation and brand image. If we do not maintain, extend, and expand our brand image, then our product sales, financial

condition, or results of operations could be materially and adversely affected.

Failure to obtain high quality endorsers of our products could harm our business.
We establish relationships with professional athletes and sports leagues and associations to develop, evaluate, and promote our products, as well as establish product authenticity with consumers. If certain endorsers were to stop using our products, our business could be adversely affected. In addition, actions taken by either the athletes or the sports leagues and associations associated with our products that harm the reputations of those athletes, could also seriously harm our brand image with consumers and, as a result, could have an adverse effect on our sales and financial condition. In addition, poor performance by our endorsers, a failure to continue to correctly identify promising athletes or sports leagues and associations to use and endorse our products, or a failure to enter into cost-effective endorsement arrangements with prominent athletes could adversely affect our brand, sales, and profitability.

Failure of our licensing partners to preserve the value of our licenses could have a material adverse effect on our business.
The risks associated with our own products also apply to our licensed products in addition to any number of possible risks specific to a licensing partner's business, including, for example, risks associated with a particular licensing partner's ability to do the following: • obtain capital; • manage its labor relations; • maintain relationships with its suppliers; • maintain the quality and marketability of products bearing our trademarks; • manage its credit risk effectively; • meet its financial obligations to us; and • maintain relationships with its customers. The failure of our licensing partners to successfully operate their businesses or to perform in a manner consistent with our desired business practices could result in a decrease in our revenues generated from sales of our licensed products and the loss of goodwill which could impact our financial results and cause a material adverse effect on our business.

Third parties may claim that we are infringing their intellectual property rights, and these claims may be costly to defend, may require us to pay licensing fees, damages, or other amounts, and may prevent, or otherwise impose limitations on the manufacture, distribution or sale of our products.
From time to time, third parties may claim that we are infringing on their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of the intellectual 3 property rights of others that may cover some of our current or planned new products. If we are forced to defend against third party claims, whether or not the claims are resolved in our favor, we could encounter expensive and time consuming litigation which could divert our management and key personnel from business operations. If we are found to be infringing on the intellectual property rights of others, we may be required to pay damages or ongoing royalty payments, or comply with other unfavorable terms. Additionally, if we are found to be infringing on the intellectual property rights of others, we may not be able to obtain license agreements on terms acceptable to us, and this may prevent us from manufacturing, marketing or selling our products. Thus,

these third party claims may significantly reduce the sales of our products or increase our cost of goods sold. Any reductions in sales or cost increases could be significant, and could have a material and adverse effect on our business.

Our business is affected by seasonality, which could result in fluctuations in our operating results.

We experience moderate fluctuations in aggregate sales volume during the year. Historically, revenues in the first and fourth calendar quarters have slightly exceeded those in the second and third calendar quarters. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of apparel and equipment. In addition, our customers may cancel orders, change delivery schedules, or change the mix of products ordered with minimal notice. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, availability of import quotas, and currency exchange rate fluctuations, could adversely affect our business and cause our results of operations to fluctuate. Our operating margins are also sensitive to a number of additional factors that are beyond our control, including manufacturing and transportation costs, shifts in product sales mix, and geographic sales trends, all of which we expect to continue. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Failure to adequately protect or enforce our intellectual property rights could adversely affect our business.

We utilize trademarks on nearly all of our products and believe that having distinctive marks that are readily identifiable is an important factor in creating a market for our goods, in identifying us, and in distinguishing our goods from the goods of others. We consider our Throwdown® trademark to be among our most valuable intangible assets. Throwdown®, for example is registered in forty-three (43) countries. We believe that our trademarks, trade secrets, and other intellectual property rights are important to our brand, our success, and our competitive position. In the future, we may encounter counterfeit reproductions of our products or that otherwise infringe on our intellectual property rights. If we are unsuccessful in challenging a party's products on the basis of trade secret misappropriation or trademark, or other intellectual property infringement, continued sales of these products could adversely affect our sales and our brand and result in the shift of consumer preference away from our products. The actions we take to establish and protect trademarks, and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violations of proprietary rights. We take various actions to prevent confidential information from unauthorized use and/or disclosure. Such actions include contractual measures such as entering into non-disclosure agreements. Our controls and efforts to prevent unauthorized use and/or disclosure of confidential information might not always be effective. In addition, the laws of certain foreign countries may not protect or allow enforcement of intellectual property rights to the same extent as the laws of the

United States. We may face significant expenses and liability in connection with the protection of our intellectual property rights outside the United States, and if we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business or financial condition may be adversely affected.

Potential liability exposure in our equipment business may have a material adverse effect on the consumer demand for our products.

Our equipment is exposed to an inherent risk of potential product liability claims as MMA, boxing, and fitness training are high-risk activities that involves physical contact. We offer complex hardware and software products and services that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those offered by us, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components and products that we source from third parties. Any such defects could make our products and services unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. In addition, from time to time we may experience outages, service slowdowns, or errors that affect our fitness and wellness programming. As a result, our services may not perform as anticipated and may not meet customer expectations. There can be no assurance that we will be able to detect and fix all issues and defects in the hardware, software, and services we offer. Failure to do so could result in widespread technical and performance issues affecting our products and services and could lead to claims against us. A judgment against us due to an alleged failure or defects of our equipment could lead to substantial damage awards. We currently maintain product liability and excess liability insurance with maximum coverage of one million dollars ($1,000,000) and one million dollars ($1,000,000), respectively, for each occurrence. If a successful claim is brought against us in excess of, or outside of, our insurance coverage, it could have a material adverse effect on our business, results of operations, or financial condition. Although we invest resources in research and development and every attempt is made to ensure the safety of our products, claims against us may arise and, regardless of their merit or eventual outcome, these claims may have a material adverse effect on the consumer demand for our products.

We are subject to data security and privacy risks that could negatively affect our results, operations or reputation.

Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Any breach of our network may result in the loss of valuable business data, misappropriation of our consumers' or employees' personal information, or a disruption of our business, which could give rise to unwanted media attention, materially damage our customer relationships and reputation, and result in lost sales, fines, or lawsuits.

Failure of our contractors or our licensees' contractors to comply with local laws, and other standards could harm our business.

We work with third party contractors to manufacture our products. From time to time, the contractors that manufacture our products and our licensees that make products

using our intellectual property may not comply with applicable environmental, health, or safety standards for the benefit of workers, or other applicable local laws, or our licensees may fail to enforce such standards or applicable local law on their contractors. Significant or continuing noncompliance with such standards and laws by one or more contractors could harm our reputation or result in a product recall and, as a result, could have an adverse effect on our sales and financial condition.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are currently not reporting under the Securities Exchange Act of 1934, however, we anticipate becoming current in our filings in the near future. When we update our filings, we are an "emerging growth company," as defined in the Jumpstart our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We expect our quarterly results to fluctuate.

We expect that our quarterly results will fluctuate significantly. We believe that period-to-period comparisons of our operating results are not meaningful.

We may require additional capital to fund further development, and our competitive position could decline if we are unable to obtain additional capital or access the credit markets.

We may seek to raise capital through the public or private sale of securities, if market conditions are favorable for doing so. If we are successful in raising additional funds through the issuance of equity securities, stockholders will likely experience dilution, or the equity securities may have rights, preferences, or privileges senior to those of the holders of our common stock or existing preferred stock. If we raise funds through the issuance of debt securities, those securities would have rights (directly or indirectly), preferences, and privileges senior to those of our capital stock.

If our costs and expenses are greater than anticipated and we are unable to raise additional working capital, we may be unable to fully fund our operations and to otherwise execute our business plan.

Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, the depletion of our working capital would be accelerated. To the extent it becomes necessary for us to raise additional

cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. Other than our factoring arrangement with Crown Financial, LLC we currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

If we require additional capital and even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to the company or disadvantageous to our existing shareholders.
If we require additional capital and even if we are able to raise additional cash or working capital through the public or private sale of debt or equity securities, funding from joint-venture or strategic partners, debt financing or short-term loans, or the satisfaction of indebtedness without any cash outlay through the private issuance of debt or equity securities, the terms of such transactions may be unduly expensive or burdensome to us or disadvantageous to our existing shareholders. For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred stock with disadvantageous dividend, voting or veto, board membership, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; and the grant of registration rights with significant penalties for the failure to quickly register. If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations.

We have incurred operating losses in the past, may incur operating losses in the future, and may not achieve or maintain profitability in the future.
We incurred operating losses each year since our inception in 2003 through 2018, with a net loss of $(732,071) for fiscal 2018, a profit of $1,016,325 for fiscal 2019 and a net loss of $(780,981) for fiscal 2020, and may continue to incur net losses in the future. We expect our operating expenses to increase in the future as we continue our sales and marketing efforts, continue to invest in research and development, expand our operating and retail infrastructure, add content and software features to our platform, expand into new geographies, develop new products, and in connection with legal, accounting, and other expenses related to operating our company. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, the impacts to our business from the COVID-19 pandemic, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be

able to achieve and maintain profitability.

We may be unable to attract and retain Subscribers to our Functional Impact Training fitness application ("FIT App"), which could have an adverse effect on our business and rate of growth.

Our business and revenue growth is dependent on our ability to continuously attract and retain Subscribers to our FIT App, and we cannot be sure that we will be successful in these efforts, or that Subscriber retention levels will not materially decline. There are a number of factors that could lead to a decline in Subscriber levels or that could prevent us from increasing our Subscriber levels, including: • our failure to introduce new features, products, or services that Members find engaging or our introduction of new products or services, or changes to existing products and services that are not favorably received; • harm to our brand and reputation; • pricing and perceived value of our offerings; • our inability to deliver quality products, content, and services; • unsatisfactory experiences with the delivery, installation, or servicing of our products, including due to prolonged delivery timelines and limitations on or the suspension of the in-home installation, return, and warranty servicing processes as a result of the current COVID-19 pandemic; • our Members engaging with competitive products and services; • technical or other problems preventing Members from accessing our content and services in a rapid and reliable manner or otherwise affecting the Member experience; • a decline in the public's interest in indoor exercise or exercise with our app; • deteriorating general economic conditions or a change in consumer spending preferences or buying trends, whether as a result of the COVID-19 pandemic or otherwise; and • interruptions in our ability to sell or deliver our products or to create content and services for our Members as a result of the COVID-19 pandemic. As a result of these factors, we cannot be sure that our Subscriber levels will be adequate to maintain or permit the expansion of our operations. A decline in Subscriber levels could have an adverse effect on our business, financial condition, and operating results.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products and services in a timely manner or effectively manage the introduction of new or enhanced products and services, our business may be adversely affected.

Our success in maintaining and increasing our Subscriber base depends on our ability to identify and originate trends as well as to anticipate and react to changing consumer demands in a timely manner. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new or enhanced offerings in a timely manner, or our new or enhanced offerings are not accepted by our Subscribers, our competitors may introduce similar offerings faster than us, which could negatively affect our rate of growth. Moreover, our new offerings may not receive consumer acceptance as preferences could shift rapidly to different types of fitness and wellness offerings or away from these types of offerings altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Failure to anticipate and respond in a timely manner to changing consumer preferences could lead to, among other things, lower subscription rates, lower sales, pricing pressure, lower gross

margins, discounting of our existing products, and excess inventory levels. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address them will partially depend upon our continued ability to develop and introduce innovative, high-quality offerings. Development of new or enhanced products and services may require significant time and financial investment, which could result in increased costs and a reduction in our profit margins. For example, we have historically incurred higher levels of sales and marketing expenses accompanying each product and service introduction. Moreover, it remains uncertain how the COVID-19 pandemic will impact consumer demand for our products and services and consumer preferences generally. In addition, we have experienced and may continue to experience delays in the development and introduction of new or enhanced products and services due to the effects of the current COVID-19 pandemic. Moreover, we must successfully manage introductions of new or enhanced products and services, which could adversely impact the sales of our existing products and services. For instance, consumers may choose to forgo purchasing existing products or services in advance of new product and service launches and we may experience higher returns from users of existing products. As we introduce new or enhanced products and services, we may face additional challenges managing a more complex supply chain and manufacturing process, including the time and cost associated with onboarding and overseeing additional suppliers, contract manufacturers, and logistics providers. We may also face challenges managing the inventory of new or existing products, which could lead to excess inventory and discounting of such products. In addition, new or enhanced products or services may have varying selling prices and costs compared to legacy products and services, which could negatively impact our gross margins and operating results.

The market for our products and services is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and operating results may be adversely affected.

The connected fitness and wellness market is relatively new, rapidly growing, largely unproven, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. Our success depends substantially on the willingness of consumers to widely adopt our products and services. To be successful, we will have to educate consumers about our products and services through significant investment, and provide quality content that is superior to the content and experiences provided by our competitors. Additionally, the fitness and wellness market at large is heavily saturated, and the demand for and market acceptance of new products and services in the market is uncertain. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop, that the public's interest in connected fitness and wellness will continue, or that our products and services will be widely adopted. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our products and services do not achieve market acceptance, our business, financial condition, and operating results could be adversely affected.

The outbreak of the COVID-19 coronavirus pandemic, or COVID-19, could have an

adverse effect on our business, results of operations, and financial condition. COVID-19 has caused significant volatility in financial markets and has caused what is likely to be an extended global recession. Public health problems resulting from COVID-19 and precautionary measures instituted by governments and businesses to mitigate its spread, including travel restrictions and quarantines, could contribute to a general slowdown in the global economy, adversely impact our Members, third-party suppliers, contract manufacturers, logistics providers and other business partners, and disrupt our operations. Changes in our operations in response to COVID-19 or employee illnesses resulting from the pandemic has resulted in inefficiencies or delays, including in sales, delivery, and product development efforts, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession and business continuity planning, employees working remotely or teleconferencing technologies. COVID-19 and related governmental reactions have had and may continue to have a negative impact on our business, liquidity, and results of operations due to the occurrence of some or all of the following events or circumstances, among others: • our inability to manage our business effectively due to key employees becoming ill, working from home inefficiently, and being unable to travel to our facilities; • our and our third-party suppliers', contract manufacturers', logistics providers', and other business partners' inability to operate worksites, including manufacturing facilities, shipping and fulfillment centers, and our retail showrooms and production studios, due to employee illness or reluctance to appear at work, or "stay-at-home" regulations; • our inability to provide our Members with high-quality Member support due to changes to the delivery experience and our inability to provide in-home servicing of products due to safety risks and local government regulations related to COVID-19; • increased return rates due to a decrease in consumer discretionary spending; • inventory shortages caused by a combination of increased demand for our products and longer leadtimes in the manufacturing of our products, due to work restrictions related to COVID-19, import/export conditions such as port congestion, and local government orders; • interruptions in manufacturing (including the sourcing of key components) and shipment of our products; • disruptions of the operations of our third-party suppliers, which could impact our ability to purchase components at efficient prices and in sufficient amounts; • reduced demand for our products and services, including due to any prolonged economic downturn that may occur; • our inability to raise additional capital or the dilution of our common stock if we raise capital by issuing equity securities; • incurrence of significant increases to employee health care and benefits costs. The extent of the impact of COVID-19 on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak, the impact on capital and financial markets, and the related impact on the financial circumstances of our Members, all of which are highly uncertain and cannot be predicted. This situation is changing rapidly, and additional impacts may arise that we are not aware of currently.

We have limited control over our suppliers, contract manufacturers, and logistics partners, which may subject us to significant risks, including the potential inability to produce or obtain quality products and services on a timely basis or in sufficient

quantity.
We have limited control over our suppliers, contract manufacturers, and logistics partners, which subjects us to the following risks, many of which have materialized due to the COVID-19 pandemic: • inability to satisfy demand for our products; • reduced control over delivery timing and product reliability; • reduced ability to monitor the manufacturing process and components used in our products; • limited ability to develop comprehensive manufacturing specifications that take into account any materials shortages or substitutions; • variance in the manufacturing capability of our third-party manufacturers; • price increases; • failure of a significant supplier, manufacturer, or logistics partner to perform its obligations to us for technical, market, or other reasons; • variance in the quality of last mile services provided by our third-party logistics partners; • difficulties in establishing additional supplier, manufacturer, or logistics partner relationships if we experience difficulties with our existing suppliers, manufacturers, or logistics partners; • shortages of materials or components; 10 • misappropriation of our intellectual property; • exposure to natural catastrophes, political unrest, terrorism, labor disputes, and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured or the components thereof are sourced; • changes in local economic conditions in the jurisdictions where our suppliers, manufacturers, and logistics partners are located; • the imposition of new laws and regulations, including those relating to labor conditions, quality and safety standards, imports, duties, tariffs, taxes, and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds; and • insufficient warranties and indemnities on components supplied to our manufacturers or performance by our partners. We also rely on our logistics partners, including last mile warehouse and delivery partners, to complete a substantial percentage of our deliveries to customers, with the rest of the deliveries handled by our own last mile team. The current COVID-19 outbreak has required us to rely more heavily on our last mile delivery partners in certain markets where we have had to temporarily quarantine our in-house delivery teams due to employee illness or where our in-house delivery teams' capacity is otherwise constrained. Our primary last mile partner relies on a network of independent contractors to perform last mile services for us in many markets. If any of these independent contractors, or the last mile partner as a whole, do not perform their obligations or meet the expectations of us or our Members, our reputation and business could suffer. The occurrence of any of these risks, especially during seasons of peak demand, could cause us to experience a significant disruption in our ability to produce and deliver our products to our customers.

We may be unsuccessful in identifying suitable acquisition candidates which may negatively impact our growth strategy.
There can be no assurance that we will be able to identify suitable acquisition candidates or consummate acquisitions of currently identified companies or future acquisitions or strategic transactions on acceptable terms. Our failure to successfully complete currently identified acquisitions, identify suitable acquisition candidates or consummate future acquisitions or strategic transactions on acceptable terms could have an adverse effect on our prospects, business activities, cash flow, financial

condition, or results of operations as one of our growth strategies is based on acquisitions of fitness companies.

No market studies have been or will be performed regarding the offer and sale of Shares.

The Board has independently determined all aspects of the Offering. The company may be unable to sell a sufficient portion of Shares to facilitate its successful operation. Even if the company sells the maximum offering amount, it may nonetheless fail to ever become profitable.

We have not voluntarily implemented various corporate governance measures, in the absence of which stockholders may have more limited protections against interested director transactions, conflicts of interests and similar matters.

We have not yet adopted any corporate governance measures and, since our securities are not listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an audit or other independent committees of our board of directors as we presently do not have a sufficient number of independent directors. In the future, we may seek to establish an audit and other committees of our board of directors. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to our senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Our officers and directors collectively own a substantial portion of our outstanding common stock, and as long as they do, they may be able to control the outcome of stockholder voting.

Our officers and directors are collectively the beneficial owners of approximately 45% of the outstanding shares of our common stock as of the date of this Annual Report. Accordingly, these stockholders, individually and as a group, may be able to control us and direct our affairs and business, including any determination with respect to a change in control, future issuances of common stock or other securities, declaration of dividends on the common stock and the election of directors.

Our officers and directors control a significant percentage of our outstanding stock, which could result in a conflict of interest.

Our officers and directors are collectively the beneficial owners of approximately 45% of the outstanding shares of our common stock as of the date of this Annual Report. Accordingly, these stockholders, individually and as a group, may be able to control us and direct our affairs and business, including any determination with respect to a change in control, future issuances of common stock or other securities, declaration of

dividends on the common stock and the election of directors. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. Our board members owe a fiduciary duty to our stockholders and must act in good faith in a manner they reasonably believe to be in the best interests of our stockholders. As stockholders, even controlling stockholders, our officers and directors are entitled to vote their shares, in their own interests, which may not always be in the interests of our stockholders generally, which is therefore a potential conflict of interest.

We have the ability to issue additional shares of our common stock and shares of preferred stock without asking for stockholder approval, which could cause your investment to be diluted.

Our Articles of Incorporation authorizes the Board of Directors to issue up to 1,250,000,000 shares of common stock and up to 10,000,000 shares of preferred stock. The power of the Board of Directors to issue shares of common stock, preferred stock or warrants or options to purchase shares of common stock or preferred stock is generally not subject to stockholder approval. Accordingly, any additional issuance of our common stock, or preferred stock that may be convertible into common stock, may have the effect of diluting your investment.

By issuing preferred stock, we may be able to delay, defer, or prevent a change of control.

Our Articles of Incorporation permits us to issue, without approval from our stockholders, a total of 10,000,000 shares of preferred stock. Our Board of Directors can determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series. It is possible that our Board of Directors, in determining the rights, preferences and privileges to be granted when the preferred stock is issued, may include provisions that have the effect of delaying, deferring or preventing a change in control, discouraging bids for our common stock at a premium over the market price, or that adversely affect the market price of and the voting and other rights of the holders of our common stock.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
PIMCO Funds: Private Account Portfolio Series PIMCO High Yield and Short-Term Investments Portfolio	3,402,032	Common Stock	30.8

The Company's Securities

The Company has authorized Common Stock, Convertible Notes , Convertible Notes, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,222,221 of Common Stock.

Common Stock

The amount of security authorized is 1,250,000,000 with a total of 11,055,345 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 745,000 shares to be issued pursuant to stock options issued, and 1,326,700 shares reserved in the company's stock option pool for future distribution.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and,

so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes

The security will convert into Common stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $500,000.00
Maturity Date: December 31, 2022
Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: Raise $3,000,000 by 12/31/2021

Material Rights

There are no material rights associated with Convertible Notes .

Convertible Notes

The security will convert into Convertible note and the terms of the Convertible Notes are outlined below:

Amount outstanding: $270,000.00
Maturity Date: December 21, 2021
Interest Rate: 12.0%
Discount Rate: 12.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: 120 days

Material Rights

There are no material rights associated with Convertible Notes.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

To be determined by a resolution by the Board of Directors.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: Marketing and inventory
  Date: June 30, 2021
  Offering exemption relied upon: Rule 501

- **Type of security sold:** Convertible Note
  Final amount sold: $270,000.00
  Use of proceeds: Marketing and inventory
  Date: August 21, 2021
  Offering exemption relied upon: Rule 501

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Comparison of fiscal years ended June 30, 2021 and June 30, 2020

Revenue

Revenue for FY 2021 was $3,200,123, a $525,824 increase over FY 2020 revenue of $2,674,299. The driving factor in the increase in revenue is that the Company completed a product category license (accessories) with its commercial gym business partner. We expect revenue to continue to grow, grounded in a future revenue stream we secured in FY2021 in the form of a new 3-year license and royalty agreement through April 2024, requiring guaranteed minimum monthly payments that will exceed $2,700,000. Throwdown consistently generates sales to commercial gyms & key accounts and will now expand into the direct-to-consumer market via its e-commerce platforms.

Cost of Sales

Cost of sales increased from $1,565,506 in FY 2020 to $1,693,008 in FY 2021, a

difference of $127,502 from FY 2020 to FY 2021. Cost of sales in prior years were lower as the Company was primarily engaged in referral business servicing commercial gyms and professional athletes. The increase is tied to the Company including shipping costs (to the end user) in our e-commerce platform launch. The Company recently added a flat fee shipping rate as well as a heavy item charge (weights and heavy bags) in order to combat this cost.

Gross Margins

The gross margin fluctuation over the fiscal years 2019 - 2021 (33.6% to 42%, then decreasing to 19%) is attributable to two factors: the lower gross margin in FY 2019 was tied to the licensing of its functional training and strength equipment in the commercial gym segment, and a large sale of related inventory at a fixed and lower margin. The gross profit decrease from FY 2020 to FY 2021 is almost equivalent to the freight cost increase we experienced due to the global supply chain challenges. The decrease of 23% in gross margin is largely tied to a 16.3% increase in freight costs, all of which are accounted for in cost of goods sold. The remaining decrease is tied to the Company including shipping costs (to the end user) in our e-commerce platform launch.

Expenses

The Company's expenses consist of, among other things, salaries and wage expenses, general and administrative expenses, fees for professional services and patents, and stock based compensation. Salaries and wage expenses will increase if the Company locates 3-5 new hires by June 2022, specifically: legacy key account sales rep(s), consumer marketing support person(s), and a director of global licensing. Stock based compensation recognized in prior years is tied to vesting programs that will be completed in FY 2022. Total operating expenses increased by $270,839 from FY 2020 to FY 2021 due to an increased investment in sales and marketing of $134,233 as the Company built out its e-commerce platform and an increase of $106,751in professional fees for its fitness app development and additional patent and trademark protection. There are no major increases planned for general and administrative expenses, or in fees for professional services and patents.

Historical results and cash flows:

Historical results and cash flows are not representative of what investors should expect in the future. The traditional base of key account legacy sales will remain a core revenue component, but our plan is for consumer revenue channels to exceed traditional channels. The future business model is focused on bringing commercial-grade products into the consumer environment, complemented by licensing and royalty revenue from existing segments (such as traditional commercial) that will be primarily executed by our distribution partners.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

The Company currently operates with cash on-hand, favorable vendor payment terms, and an existing factoring line-of-credit with Crown Financial in Houston, Texas. The Company will establish an asset-based loan on the inventory post-Reg CF offering, to be used as needed as an alternative to factoring.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are the catalyst to execute our 5-year growth plan. We have the financial resources via cash on-hand and current investor relationships to continue on our $10MM revenue strategy. This Reg CF offering allows us to fund our consumer-centric growth strategy driven by our e-commerce platforms (DTC revenue) and digital fitness app (subscription revenue).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company anticipates finishing its December 31, 2021 quarter with approximately $500K in cash. The proceeds from this campaign will allow us to maintain a significant cash balance into 2022 to be used as discussed previously.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company will continue to operate as a going concern regardless of the outcome of this Reg CF campaign. We have an existing licensing & royalty revenue stream through 2024 and an established sales/revenue base via Key Account Sales. Specifically, the minimum royalty payment monthly is $80,080 through 2024 which will fund the base day-to-day operation.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will continue to operate as a going concern regardless of the outcome of this Reg CF campaign. We have an existing licensing & royalty revenue stream through 2024 and an established sales/revenue base via Key Account Sales. Specifically, the minimum royalty payment monthly is $80,080 through 2024 which will fund the base day-to-day operation.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Ideally, the Company will be prepared to do a Reg A offering in Q1/Q2 2022. This is proposed as a funding mechanism for a potential acquisition that is nearly under contract. The day-to-day operations, as discussed previously, can continue via asset-based loans and other conventional financing facilities. Future capital raises beyond the Reg A can and will be discussed based on business circumstances.

Indebtedness

- **Creditor:** Chase PPP Loan
  Amount Owed: $89,150.00
  Interest Rate: 0.0%
  Maturity Date: February 15, 2024
  This is PPP loan #2, which is in the forgiveness process now. We anticipate it will be forgiven in 2021.

- **Creditor:** Convertible Note holders
  Amount Owed: $500,000.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2022

- **Creditor:** QuickFee
  Amount Owed: $92,349.00
  Interest Rate: 10.0%
  Maturity Date: September 30, 2022

- **Creditor:** 120-day Convertible Note Holder (Herrick)
  Amount Owed: $270,000.00
  Interest Rate: 12.0%
  Maturity Date: December 21, 2021
  This Note shall be convertible at its face value into convertible notes to be issued by Maker not later than one hundred twenty (120) days after the date of this Note (the "Conversion Date"); and if not converted on or before the Conversion Date, the amount of two hundred seventy thousand dollars ($270,000.00) shall be due and payable on the day immediately following the Conversion Date.

Related Party Transactions

Valuation

Pre-Money Valuation: $24,874,526.25

Valuation Details:

Throwdown, Inc. set its pre-money valuation based on the following factors:

Throwdown is uniquely positioned versus its peers for two primary reasons:

1. Penetrating Direct-to-Consumer Market. Throwdown is bringing its commercial gym quality equipment to the consumer market. Since 2003, Throwdown has designed and built industry leading functional impact training equipment for gyms and athletes that are household names worldwide (full lineup of over 300 products with established supply chain).

2. The company's IP and innovation, including patents: Throwdown has invested to secure the name "Throwdown" and its "Anvil" logo across multiple classes in ~43 countries and has also secured patent protection on its FXD Bench and Glideboxx products.

3. The company's valuation of its IP includes the value of current and future licensing opportunities, both for products and geographic territories.

4. Historical Revenue. Key Account Legacy Sales & Expanded E-commerce Platform: Throwdown consistently generates sales to commercial gyms & key accounts and will now expand into the consumer market via its e-commerce platforms (Amazon.com and Throwdown.com).

5. Licensing: Its FXD license (in perpetuity, with 3-year minimum royalty payments representing at least $7.2MM in partner revenue) earns Throwdown a minimum of $2.7MM in monthly royalty payments through April 2024. Each product license is expected to be worth $1MM per year in the initial 3-5 year period. Throwdown has two additional products in its innovation pipeline for Q1 2022, targeting similarly-structured licensing agreements with the same partner.

6. Recurring Revenue: The expanded marketing of the established Throwdown F.I.T. fitness app will grow the recurring revenue stream in three areas, "P/S/G", programming, subscriptions and gyms. The app was built to provide digital training programs at a fixed fee, subscriptions to end user in the Apple app store and the Google store, and the "Powered by Throwdown" program allows trainers, gyms, and coaches to be onboarded to the platform for a fixed fee + ongoing monthly charges, leveraging Throwdown's relationships with hundreds of gyms across the U.S. Industry.

7. Multiple 3-6x Revenue: Throwdown generated $13.9 million in revenue in its past three fiscal years (July 1, 2018 - June 30, 2021) and sold over $20 million worth of product through its commercial partners in that period. Industry multiples are difficult to identify in the smaller-middle market; however, we've seen industry valuations of 2.5 - 5x estimated annual revenues. In the StartEngine universe, we identified three comparable companies at similar stages: Helix Fitness ($28MM valuation - 2019 sales: $1.3MM, 2020 sales: $4MM, 2021E sales: $8MM = $13.3MM, three year average sales of $4.43MM for a 6.3 multiple). Hylete ($44.8 valuation - $60

million in sales between 2012-2020, average sales of $6.67MM for a 6.7 multiple). WHIPR ($20MM valuation - no sales but pre-sales of $5.7MM).

Throwdown Inc. set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $500,000 in Convertible Notes outstanding, and these convertible notes will convert into 614,186 shares of Common Stock during this Reg CF offering, once the raised amount reaches $3 million. The Company has an additional $270,000 in Convertible Notes that could convert into 307,093 shares of Common Stock, but the Company plans to pay the amount. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Content development and mobile application enhancements, we believe this would lead to increased customer awareness, acquisition, and retention.

- *Operations*
  26.5%
  Working capital to drive strategic initiatives of FXD Bench to support several additional marketing campaigns.

- *Inventory*
  35.0%
  Our key products in this hyper-growth phase are our patented FXD bench (self-contained, small footprint home gym solution) and the forthcoming free-standing heavy bag and water-filled hanging heavy bag (to reduce shipping costs and enhance customer experience). In light of our aggressive increase in ad spend, we'll need significant inventory build-up to support our campaigns.

If we raise the over allotment amount of $4,999,997.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Marketing*
  40.0%
  Execute social media and influencer campaigns for customer awareness, acquisition, and retention, as well as additional content and development of existing Throwdown FIT mobile fitness application (live classes and one-on-one training)

- *Operations*
  16.5%
  Implementation of NetSuite and a recurring revenue management software package (related to subscription sales), legacy key account sales rep(s), sales support person(s), development of global licensing program (3-5 new hires)

- *Inventory*
  40.0%
  Inventory will include: allowance for escalated freight costs (global supply chain issue) through 2022, complete the development of freestanding heavy bags (finish engineering, build tooling and file for utility patent), inventory buildup of FXD Bench to support several additional marketing campaigns

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than October 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at Throwdown.com (Investor Tab).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/throwdown

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Throwdown Inc.

[See attached]

XFIT BRANDS, INC.

FINANCIAL STATEMENTS AND

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of XFit Brands, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XFit Brands, Inc. (the Company) as of June 30, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended June 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accell Audit & Compliance, PA

We have served as the Company's auditor since 2014.

Tampa, Florida

September 24, 2021

3001 N. Rocky Point Dr. East, Suite 200 • Tampa, Florida 33607 • 813.367.3527

XFit Brands, Inc. and Subsidiaries
Consolidated Balance Sheets

	June 30, 2021	June 30, 2020
ASSETS		
Current Assets		
Cash	$ 486,541	$ 138,128
Accounts receivable, net	100,847	188,053
Note receivable	120,000	-
Inventory	222,036	404,961
Prepaid expenses	39,712	20,443
Total Current Assets	969,136	751,585
Property and equipment, net	10,176	9,252
Right of use asset	273,568	353,868
Deposits	45,360	45,360
Intangible assets, net	3,993	5,106
TOTAL ASSETS	$ 1,302,233	$ 1,165,171
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 193,782	$ 45,785
Related party payable	59,802	59,802
Accrued expenses	563,071	412,737
Deferred revenue	102,211	78,790
Short term financing	33,592	72,752
Right of use lease liability	124,320	91,659
Total Current Liabilities	1,076,778	761,525
Convertible promissory note	500,000	-
Paycheck Protection Program Loan (PPP)	89,150	109,595
Right of use lease liability, less current portion	150,928	275,649
TOTAL LIABILITIES	1,816,856	1,146,769
Commitments and contingencies (Note 8)		
Stockholders' Equity		
Preferred stock, $0.0001 par value, 10,000,000 shares authorized; 1,000 shares issued and outstanding	-	-
Common stock, $0.0001 par value, 1,250,000,000 shares authorized and 37,960,536 shares issued and outstanding	3,796	3,796
Common stock to be issued	585,752	359,112
Additional paid-in capital	9,970,431	9,970,431
Accumulated deficit	(11,074,602)	(10,314,937)
Total Stockholders' Equity	(514,623)	18,402
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,302,233	$ 1,165,171

See accompanying notes to the audited consolidated financial statements

XFit Brands, Inc. and Subsidiaries
Consolidated Statements of Operations
For the Years Ended June 30, 2021 and 2020

	For the Years Ended June 30,	
	2021	**2020**
Revenue		
Product sales, net	$ 2,080,449	$ 2,612,300
Licensing	1,119,674	61,999
Total Revenue	3,200,123	2,674,299
Cost of sales	1,693,008	1,565,506
Gross Profit	1,507,115	1,108,793
Operating expenses		
Salaries and wage expense	817,205	721,119
Professional fees	522,322	415,571
General and administrative expenses	450,207	485,567
Sales and marketing	329,770	195,537
Stock based compensation	226,640	257,511
Total Operating Expenses	2,346,144	2,075,305
(Loss) income from operations	(839,029)	(966,512)
Other income (expense)		
Gain on debt settlement	109,595	120,754
Gain on sale of assets	-	1,800
Interest expense	(30,231)	(9,775)
Total other income	79,364	112,779
(Loss) income before tax	(759,665)	(853,733)
Provision for income tax	-	-
Net loss	$ (759,665)	$ (853,733)
(Loss) earnings per common share – basic and diluted	$ (0.02)	$ (0.02)
Weighted average shares outstanding – basic and diluted	37,960,536	37,960,536

See accompanying notes to the audited consolidated financial statements

XFit Brands, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended June 30, 2021 and 2020

	Preferred Stock		Common Stock		Common Stock to be issued	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance, June 30, 2019	**1,000**	**$ -**	**36,960,536**	**$ 3,696**	**$ 87,472**	**$ 9,939,660**	**$ (9,454,484)**	**$ 576,344**
Shares issued for conversion of debt	-	-	-	-	45,000	-	-	45,000
Stock compensation	-	-	1,000,000	100	226,640	4,900	-	231,640
Stock options	-	-	-	-	-	25,871	-	25,871
Cumulative effect adjustment on adoption of Topic 842	-	-	-	-	-	-	(6,720)	(6,720)
Net loss	-	-	-	-	-	-	(853,733)	(853,733)
Balance, June 30, 2020	**1,000**	**-**	**37,960,536**	**3,796**	**359,112**	**9,970,431**	**(10,314,937)**	**18,402**
Stock compensation	-	-	-	-	226,640	-	-	226,640
Net loss	-	-	-	-	-	-	(759,665)	(759,665)
Balance, June 30, 2021	**1,000**	**$ -**	**37,960,536**	**$ 3,796**	**$ 585,752**	**$ 9,970,431**	**$ (11,074,602)**	**$ (514,623)**

See accompanying notes to the audited consolidated financial statements

XFit Brands, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended June 30, 2021 and 2020

	For the Years Ended June 30,	
Cash flows from operating activities	**2021**	**2020**
Net (loss) income	$ (759,665)	$ (853,733)
Adjustments to reconcile increase in net (loss) income to net cash from operating activities:		
Depreciation and amortization expense	10,595	18,874
Gain on debt release	(109,595)	(120,754)
Gain on sale of assets	-	(1,800)
Stock compensation expense	226,640	257,511
Right of use lease	(11,760)	-
Other operating non-cash items	-	6,720
Changes in operating assets and liabilities:		
Accounts receivable	87,206	493,045
Inventory	182,925	(5,109)
Prepaid expenses	(19,269)	(20,443)
Accounts payable	147,997	(62,040)
Accrued expenses	150,334	(16,836)
Deferred revenue	23,421	(63,548)
Net cash from operating activities	(71,171)	(368,113)
Cash flows from investing activities		
Issuance of note receivable	(360,000)	-
Proceeds from note receivable	240,000	900,000
Proceeds from sale of property and equipment	-	1,800
Purchase of property and equipment	(10,406)	-
Net cash from investing activities	(130,406)	901,800
Cash flows from financing activities		
Proceeds from convertible promissory note	500,000	-
Proceeds from short term financing	61,793	72,752
Proceeds from PPP	89,150	109,595
Payments on short term financing	(100,953)	(1,343,263)
Net cash from financing activities	549,990	(1,160,916)
Net change in cash	348,413	(627,229)
Cash and cash equivalents - beginning of period	138,128	765,357
Cash and cash equivalents - end of period	$ 486,541	$ 138,128
Supplemental disclosure of cash flow information:		
Cash paid interest	$ 30,231	$ 77,871
Cash paid for income tax	$ -	$ -
Operating lease right to use asset exchanged for operating lease liability	$ -	$ 495,440
Cash paid under operating lease	$ 124,320	$ 119,280

See accompanying notes to the audited consolidated financial statements

XFit Brands, Inc. and Subsidiaries
Notes to the Consolidated Financial Statements
For the Years Ended June 30, 2021 and 2020

NOTE 1 – NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

XFit Brands, Inc. ("XFit" or the "Company") was incorporated on September 16, 2014 under the laws of the State of Nevada. The fiscal year of the Company is June 30. XFit's principal business activity is the design, development, and worldwide marketing and selling of functional equipment, training gear, apparel and accessories for the impact sports market and fitness industry. Products are marketed and sold under the "Throwdown®" brand name to gyms, fitness facilities and directly to consumers via an internet website and through third party catalogues through a mix of independent distributors and licensees throughout the world.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Basis of Consolidation

The consolidated financial statements include the accounts of XFit and its wholly owned operating subsidiary Throwdown Industries Holdings, LLC ("Holdings"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

Consolidated financial statements prepared in accordance with GAAP require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Among other things, management has estimated the collectability of its accounts receivable, the valuation of long-lived assets, and the fair value of equity instruments issued. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk include cash, accounts receivable, and vendor concentrations. At times, the Company maintains deposits in federally insured financial institutions in excess of federally insured limits. Management monitors the credit rating and concentration of risk with these financial institutions on a continuing basis to mitigate risk.

The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures.

As of June 30, 2021, three customers accounted for 53.2% of total product sales. Two customers accounted for 90.6% of accounts receivable. As of June 30, 2020, one customer accounted for 72.3% of total product sales. Three customers accounted for 92.6% of accounts receivable.

As of June 30, 2021, three vendors accounted for 75.4% of accounts payable. As of June 30, 2020, three vendors accounted for 48.0% of accounts payable.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "*Revenue from contracts with customers*," (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promise goods or performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's main revenue stream is from product sales and has no performance obligations for which they serve as agent. The performance obligation associated with a typical product sale will be satisfied upon delivery to customers, and the revenue will be recognized at that time. Payments are due on demand and the Company requires certain customers to prepay or provide a deposit. The Company does not offer any warranty on its products; however, customers do receive a manufacturer's warranty.

The Company also has revenue from licensing agreements. The Company licenses its intellectual property ("IP") to outside parties and determines if the license of IP is a distinct (separate) performance obligation in accordance with Topic 606. If the license is determined not to be distinct, the license is combined with the other goods or services and the combined performance obligation is accounted for using the general revenue recognition model outlined above. If the license is determined to be distinct, the Company analyzes whether the license is functional or symbolic to assess the timing of revenue recognition. The licensing of IP by the Company was determined to be a distinct performance obligation of symbolic IP, which provides a right to access IP. Topic 606 states that revenue from licenses of IP deemed to provide a right to use IP will be recognized at a point in time when control is transferred.

In accordance with Topic 606, the Company analyzes the following in determining when to recognize licensing revenue:

i. Whether the transaction represents a sale or licensing of intellectual property (IP);
ii. Whether the IP is a distinct performance obligation;
iii. The nature of the license – functional or symbolic; and
iv. The timing of recognition based on the nature of the license.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and srepresemts ervices it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as it is satisfied. The Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time, typically upon delivery.

Cash and Cash Equivalents

The Company considers cash on hand, cash in banks and other highly liquid instruments purchased with an original maturity date of three months or less to be cash equivalents.

Inventory

Inventory, which primarily represents finished goods, is valued at the lower of cost or market. Cost has been derived principally using standard costs utilizing the first-in, first-out method. Write-downs for finished goods are recorded when the net realizable value has fallen below cost and provide for slow moving or obsolete inventory.

Accounts Receivable

Accounts receivable consist primarily of receivables from product sales. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, and once these receivables are determined to be uncollectible, they are written off against an existing allowance account. As of June 30, 2021 and 2020, the Company has an allowance for doubtful accounts totaling $0 and $10,000, respectively.

The Company has a factoring agreement with Crown Financial, LLC, where the Company can submit invoices for approval at an advance rate of 80%. In the event the invoice is not collected in full within 120 days, the Company shall be obligated to repurchase that invoice. As of June 30, 2021 and 2020, the Company had no invoices factored with Crown Financial, LLC.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The cost of property and equipment is depreciated or amortized using the straight-line method over the following estimated useful lives:

Office furniture and equipment	3 years
Leasehold improvements	3 years
Warehouse equipment, molds and dies	3-5 years

Intangible Assets

The Company's intangible assets consist of trademarks, trade names and patents. The Company amortizes intangible assets with finite lives over the shorter of their estimated useful or legal life. The useful life is reevaluated for each reporting period. The Company evaluates intangible assets with finite and indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in 2021 or 2020.

Impairment of Long-Lived Assets and Intangible Assets

In accordance with Accounting Standards Codification ("ASC") 350-30, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

The Company had no such asset impairments at June 30, 2021 and 2020. There can be no assurance, however, that market conditions will not change or demand for the Company's products under development will continue. Either of these could result in future impairment of long-lived assets.

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of Financial Accounting Standards Board ("FASB") ASC Topic 718, *"Accounting for Stock Compensation,"* which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC Topic 718, the Company recognizes an expense for the fair value of the stock awards at the time of grant and the fair value of its outstanding stock options as they vest, whether held by employees or others.

Income Taxes

In accordance with ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company maintains a valuation allowance with respect to deferred tax assets. The Company established a valuation allowance based upon the potential likelihood of realizing the deferred tax asset in the future tax consequences. Changes in circumstances, such as the Company generating taxable income, could cause a change in judgment about the realizability of the related deferred tax asset. Any change in the valuation allowance will be included in income in the year of the change in estimate.

The Company has adopted the provisions set forth in ASC Topic 740 to account for uncertainty in income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain tax positions based on its understanding and interpretation of the income tax law. The taxing authorities may challenge such positions, and the resolution of such matters could result in recognition of income tax expense in the Company's financial statements. Management believes it has used reasonable judgments and conclusions in the preparation of its income tax returns.

The Company uses the "more likely than not" criterion for recognizing the tax benefit of uncertain tax positions and to establish measurement criteria for income tax benefits. The Company has determined that it has no material unrecognized tax assets or liabilities related to uncertain tax positions as of June 30, 2021 and 2020. The Company does not anticipate any significant changes in such uncertainties and judgments during the next 12 months.

The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no accrual for interest or penalties on its consolidated balance sheets at June 30, 2021 and 2020.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company reports taxes collected, which are primarily sales tax, on a net basis.

Loss per Share

The basic loss per share is calculated by dividing the Company's net loss available to common shareholders by the weighted average number of common shares during the period. The diluted net loss per share is calculated by dividing the Company's net loss available to common shareholders by the diluted weighted average number of shares outstanding during the period. To compute the diluted weighted average number of shares outstanding, the Company

begins with the basic weighted average number of shares outstanding and adds any potentially dilutive securities that are convertible into shares of common stock. Diluted net loss per share is the same as basic net loss per share due to the lack of dilutive items.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $126,856 and $4,589 for the years ended June 30, 2021 and 2020, respectively, and is included in sales and marketing expense on the consolidated statements of operations.

Shipping and Handling Fees

All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues and are reported as product sales in the consolidated statements of operations. Costs incurred by the Company for shipping and handling are reported within cost of sales in the consolidated statements of operations.

Leases

On July 1, 2019, the Company adopted ASU 2016-02, *"Leases"* (Topic 842). Under this new guidance, lessees (including lessees under leases classified as finance leases, which are to be classified based on criteria similar to that applicable to capital lease is under the previous guidance, and leases classified as operating leases) recognize a right-

to-use asset and a lease liability on the balance sheet, initially measured as the present value of lease payments under the lease. Under previous guidance, operating leases were not recognized on the balance sheet. The Company adopted ASU 2016–02 utilizing a modified retrospective method, under which the Company recorded an immaterial cumulative adjustment to retained earnings rather than retrospectively adjusting prior periods. As a result, the Company's balance sheet presentation at June 30, 2020 resulted in the recognition of approximately $495,000 as an operating lease right to use asset and a corresponding operating lease liability.

As permitted under the new guidance, the Company has made an accounting policy election not to apply the recognition provisions of the new guidance to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at June 30, 2021.

Recent Accounting Pronouncements

The Company has implemented all applicable new accounting standards and does not believe that there are any other new accounting pronouncements that have been issued that may have a material impact on the consolidated financial statements.

Subsequent Events

In accordance with ASC 855, *Subsequent Events*, the Company evaluated subsequent events through the date of this report, which was the date the consolidated financial statements were available for issue.

NOTE 2 – LICENSE AGREEMENTS

On July 20, 2020 the Company entered into an agreement with an outside party to license the use of the name "Throwdown" for the specific purpose of entering the business of developing and marketing commercial grade exercise equipment under the trade name "Throwdown" for Accessories ("AXS") in the commercial gym and health

club market, and boutiques and specialty fitness stores. The Company executed an asset purchase agreement and license agreement on July 20, 2020 for the license and the purchase of all of the Compnay's AXS inventory for a total purchase price of $1,387,730 ($975,000 for the license and $412,730 for the AXS inventory). The purchase price consideration included $562,715 in cash at closing, a $337,500 promissory note due in 30 days and a promissory note delivered at closing for $360,000 due in eighteen (18) fixed payments of $20,000 secured by an interest in the Purchased Assets and other assets of Buyer pursuant to the Security Agreement. As of June 30, 2021 the note receivable had a balance of $120,000.

On May 20, 2021 the Company entered into an agreement with an outside party to license the use of the name "Throwdown" for a specific purpose: to market the "FXD Bench" (a self-contained, small footprint commercial and home gym solution) for use in the commercial gym and health club market, and boutiques. The Company granted a license to market, make, have made, use, distribute, import, and sell the FXD Bench. The agreement requires Core Health to make thirty-six (36) minimum monthly royalty payments that represents a minimum of $2,700,360 royalty income to be received by June 2024. In addition, the Company will receive a quarterly payment of an additional $260 per unit sold in excess of the minimum royalty payment and $111 in perpetuity following the initial 36-month period. For the year ended June 30, 2021, the Company recognized $80,080 which is included in licensing revenue, in the statements of operations.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at June 30, 2021 and 2020

	June 30, 2021	June 30, 2020
Office furniture and equipment	$ 118,957	$ 108,551
Leasehold improvements	9,149	9,149
Total, cost	128,106	117,700
Accumulated Depreciation	(117,930)	(108,448)
Property and equipment, net	$ 10,176	$ 9,252

Depreciation expense for the years ended June 30, 2021 and 2020 was $9,482 and $15,080, respectively.

NOTE 4 – INTANGIBLE ASSETS, NET

Intangible assets consisted of the following at June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Transformations exercise fitness program	$ 62,500	$ 62,500
Trademark and patent	17,177	17,177
Computer software	5,583	5,583
Total, cost	85,260	85,260
Accumulated amortization	(81,327)	(80,154)
Intangible assets, net	$ 3,933	$ 5,106

Amortization expense for each of the years ended June 30, 2021 and 2020 was $1,113 and $3,794, respectively.

NOTE 5 – SHORT TERM FINANCING

NP Fitness
On September 6, 2017, the Company entered into an agreement to acquire the inventory of NP Fitness, a company that supplied strength training equipment (barbells, dumbbells and plates) to one of the Company's principal customers for a purchase price of $464,072, which was payable within 120 days. The Company also entered into two convertible loan agreements with NP Fitness, each issued for $150,000, on October 24, 2017 and November 10, 2017. The loans each had a term of 180 days and bear interest at 18%. At the sole option of NP Fitness, all or part of the unpaid principal then outstanding could be converted into shares of common stock in the Company, at a price of $0.03 per share. On September 13, 2019, the Company reached an agreement with NP Fitness to forego any debt conversion and to settle all balances due for $600,000. The settlement stated the amount would be reduced by $50,000 if the remaining amount was paid by April 1, 2020. The Company made the payment to settle all obligations to NP Fitness in full on February 6, 2020 and recorded a gain on debt settlement totaling $50,000, during the year ended June 30, 2020.

Herrick Note
On March 17, 2021, the Company entered into a 120-day promissory note with a third party for $250,000, convertible at its face value into convertible notes to be issued by the Company not later than one hundred twenty (120) days after the date of the note. If not converted on or before the conversion date, the amount of $270,000 was due and payable on the day immediately following the conversion date. On June 30, 2021, the note was converted at its face value into a convertible note.

Convertible Notes
On June 30, 2021, the Company entered into a Note Purchase Agreement and executed a Convertible Promissory Note with a third party for $500,000 to convert the $250,000 120-day Herrick note described above in addition to receiving $250,000 in new proceeds via the convertible note. Principal and unpaid accrued interest on the notes will be due and payable on December 31, 2022 and will accrue at 7% per annum.

If the Company issues and sells equity securities resulting in aggregate gross proceeds to the Company of at least $3,000,000 on or before December 31, 2021, then the notes will convert into shares of the Company's common stock at a value of (i) the lesser of nine million dollars ($9,000,000) or (ii) twenty percent (20%) of the valuation used for the sale of equity securities. The accrued interest as of the date of the conversion shall be paid in cash upon conversion. In the event that a qualified financing does not occur on or before December 31, 2021, then the notes shall be due and payable on December 31, 2022 and bear interest at the rate of 15% per annum, however an investor may voluntarily convert at any time under the same terms and conditions as if a sale of equity securities had occurred.

GCP, Inc.
On September 13, 2017, the Company executed a promissory note with GCP, Inc. an affiliate of the Company's chief executive officer, for an amount up to $150,000. The principal amount of this Note bears interest at 10% per annum and was payable, together with accrued and unpaid interest thereon, on June 30, 2018. On September 30, 2019, GCP, Inc. converted the $45,000 note into common stock pari passu at $.015 per share. As of June 30, 2021, none of the shares have been issued.

Paycheck Protection Program Loans
Since March 2020, the Company has been experiencing reduced sales as a result of the COVID-19 pandemic. On April 27, 2020, the Company entered into a loan with Chase Bank in an aggregate principal amount of $109,595 under the Paycheck Protection Program (the "PPP Loan #1") pursuant to the recently enacted U.S. Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The PPP Loan is unsecured, and the Company may apply to Chase Bank for forgiveness of the loan in accordance with the terms of the CARES Act. No principal or interest payments are required under the PPP Loan until September 2021. During 2021, the Company applied for forgiveness and the loan was forgiven in full on May 14, 2021. As of June 30, 2021 and 2020 the Company owed $0 and $109,595 respectively.

On January 16, 2021, the Company entered into a second PPP loan with Chase Bank in an aggregate principal amount of $89,150 under the Paycheck Protection Program (the "PPP Loan #2") pursuant to the recently enacted U.S. Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and the loan was under similar terms to PPP Loan #1. The PPP Loan is unsecured, and no principal or interest payments are required before the Company may apply to Chase Bank for forgiveness of the loan in accordance with the terms of the CARES Act. As of June 30, 2021 and 2020 the Company owed $89,150 and $0, respectively.

<u>QuickFee</u>
On June 26, 2020, the Company entered into a one-year financing program to pay, at its option, its ongoing legal fees related to its global trademark and intellectual property protection with the lender QuickFee, with an initial transaction of $78,763 at an interest rate of 10% with monthly payments of $7,217. The Company elected to enter into three additional one-year financing programs on July 17, 2020, December 31, 2020 and March 15, 2021 for $9,100, $9,095 and $43,598, respectively. The new agreements have an interest rate of 7.95% and monthly payments of approximately $750, $850, and $4,000, respectively. As of June 30, 2021 and 2020, the Company owed a total of $33,592 and $72,752 respectively, which is included within short term financing on the consolidated balance sheets.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of June 30, 2019, the Company had a salary and variable compensation payable to David E Vautrin, previous CEO, of $61,652. As of June 30, 2019, the Company had $89,802 of bonuses payable to four of its officers that also owns shares of common stock. These bonuses were to cover income taxes relating to bonuses issued during 2009. On January 20, 2020, the Company entered into a settlement agreement with Vautrin, which included the $61,652 and $30,000 of the bonuses payable to officers, as well as $46,204 related to other accrued expenses. The total settlement was for $67,102, which was satisfied in full during the year ended June 30, 2020. The Company recorded a gain on debt settlement totaling $70,754 for the year ended June 30, 2020. As of June 30, 2021 and 2020, the Company owed a total of $59,802 to the remaining officers which is included as a related party payable on the consolidated balance sheets.

On September 13, 2017, GCP, Inc., an affiliate of J. Gregory Barrow, the Company's chief executive officer, lent the Company $45,000 pursuant to an unsecured promissory note. As of June 30, 2019, the Company owed a total of $45,000 (see Note 5). On September 30, 2019, GCP, Inc. converted the $45,000 note into common stock pari passu at $.015 per share as part of the Company's overall restructuring of the capitalization of the Company.

NOTE 7 – STOCKHOLDERS' EQUITY

On February 9, 2019, the Company updated its stock incentive plan that was originally adopted on October 21, 2014 by the Board of Directors. The purpose of the 2014 Stock Incentive Plan was to advance the best interests of the Company by providing those persons who have a substantial responsibility for management and growth of the Company with additional incentive and by increasing their proprietary interest in the success of the Company, thereby encouraging them to maintain their relationships with the Company. Further, the availability and offering of stock options and common stock under the plan supports and increases the Company's ability to attract and retain individuals of exceptional talent upon whom, in large measure, the sustained progress, growth and profitability which the Company depends. The total number of shares now available for the grant of either stock options or compensation stock under the plan is one hundred five million (105,000,000) shares of common stock, subject to adjustment. The Board of Directors administers the plan and has full power to grant stock options.

On October 7, 2016, the Company issued 825,000 options to employees in accordance to the Stock Incentive Plan. Options generally vest over three years, expire after three years, and have an exercise price of $0.07 per share. The options granted were fair valued at $47,970 using the Black-Scholes option pricing model with the following variables: annual dividend yield of 0%; expected life of three years; risk free rate of return of 0.99%; and expected volatility of

158%. During the years ended June 30, 2021 and 2020, the Company recognized $0 and $7,995 of stock-based compensation, respectively, which is included in stock-based compensation on the consolidated statements of operations.

On February 9, 2019, the Company issued 14,800,000 options to employees in accordance to the Stock Incentive Plan. The options vested 50% immediately and 50% over one year, and have an exercise price of $0.015 per share. The options granted were fair valued at $58,255 using the Black-Scholes option pricing model with the following variables: annual dividend yield of 0%; expected life of one year; risk free rate of return of 0.99%; and expected volatility of 174%. During the years ended June 30, 2021 and 2020, the Company recognized $0 and $17,876 respectively, which is included in stock-based compensation on the consolidated statements of operations. As of June 30, 2021, none of the options have been exercised.

Also, on February 9, 2019, the Company entered into consulting agreements with its four directors. The directors will be entitled to payment of 85,000,000 shares of common stock as compensation. The shares will vest over three years and were fair valued at $679,921 using the closing price on February 9, 2019. During each of the years ended June 30, 2021 and 2020, the Company recognized $226,640 that is included in stock-based compensation on the consolidated statements of operations. As of June 30, 2021, none of the shares have been issued.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

On November 1, 2018, the Company entered into a 5-year lease with initial monthly payments of $9,660, with standard annual rent increases over the life of the lease scheduled in November of each year, with a current monthly payment of $10,500.

Future Minimum Lease Payments for this lease are as follows:

2022	$	129,360
2023		134,400
2024		45,360
Total future minmum lease payments		309,120
Less imputed interest		(33,872)
Total operating lease liability	$	275,248

Rent expense for the years ended June 30, 2021 and 2020 was $144,936 and $144,760 respectively. At June 30, 2021 and 2020, the Company has a right to use asset of $273,568 and $353,868, respectively, and a corresponding liability of $275,248 and $367,308, respectively, related to the operating lease.

Litigation

From time-to-time, the Company is subject to various litigation and other claims in the normal course of business. The Company establishes liabilities in connection with legal actions that management deems to be probable and estimable. No amounts have been accrued in the consolidated financial statements with respect to any matters.

NOTE 9– INCOME TAXES

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and the tax basis of

assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company has not incurred any income tax liabilities due to accumulated net losses.

The Company's net loss (income) before income taxes totaled ($759,665) and ($853,733) for the years ended June 30, 2021 and 2020, respectively.

The components of the Company's deferred tax asset and reconciliation of income taxes computed at the new statutory rate of 21% to the income tax amount recorded as of June 30, 2021 and 2020 are as follows:

	2021	2020
Net operating loss carry forward	$ 11,074,602	$ 10,314,937
Effective tax rate	21%	21%
Deferred tax asset	2,325,666	2,166,137
Less: valuation allowance	(2,325,666)	(2,166,137)
Net deferred tax asset	$ -	$ -

Due to uncertainties surrounding the Company's ability to generate future U.S. taxable income to realize these assets, a full valuation allowance has been established to offset the net U.S. deferred tax asset. The change in the valuation allowance during the years ended June 30, 2021 and 2020 were $159,529 and $180,695, respectively.

The future utilization of the Company's federal net operating loss and tax credit carry forwards to offset future taxable income, which begin to expire in 2028, may be subject to an annual limitation, pursuant to Internal Revenue Code sections 382 and 383, as a result of ownership changes that may have occurred previously or that could occur in the future. Tax years 2016 forward are subject to examination by major taxing authorities.

NOTE 10 – SUBSEQUENT EVENT

On August 10, 2021, the Company entered into an additional one-year financing program with QuickFee for $90,530, with monthly installments of approximately $8,300 and an interest rate of 9.95%.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Throwdown

The Best Choose Throwdown


THROWDOWN
SHOP NOW
FIT KIT

Website | Lake Forest, CA | SPORTS

$0.00 raised

0 Investors	**$24.9M** Valuation
$2.25 Price per Share	**$225.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Grounded in technical expertise and proven products, Throwdown is a leader in Functional Impact Training (FIT) – blending functional fitness with impact sports (boxing, Muay Thai, MMA) and High Intensity Interval Training (HIIT) to support everyday life movement. As the chosen brand of marquee commercial gyms across the country for nearly two decades, we're driven to bring our best-in-class products to the mainstream consumer.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We're Proven: Throwdown has an unparalleled legacy within the fitness industry, trusted by Legacy Key Account partners like Gold's Gym, Lifetime Fitness, 24-hour Fitness, LA Fitness, Mayweather Boxing + Fitness, Crunch Fitness, McGregor FAST, UFC Gyms, Virgin Active, and select NFL franchises' FIT programs (Cowboys, Browns, 49ers, Bears, Texans, Chiefs).
- Financials: Throwdown's business model has achieved $12.9 million in revenue over the past three years. In addition to its captive revenue, over $20 million of Throwdown-branded products were sold in that same period through its commercial gym and health club licensing partners.
- Hybrid Fitness Model: With the launch of our app in September 2021, we've established ourselves as a Hybrid Fitness brand fit for the COVID-19 environment. Since 2003, we've demonstrated our ability to evolve with the fitness industry, and as Hybrid Fitness (reaching consumers in the gym, at home, or both) becomes the new norm, we're going to do what we've always done - deliver the products & programming the market demands.

Rewards

Get rewarded for investing more into Throwdown:

$225+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family

Invest in the First Week | 15% bonus shares

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Tier 1 - $500+

15% off any Throwdown product

OVERVIEW

A Leader in Functional Impact Training

Since 2003, **Throwdown Industries** has been one of the leaders in impact fitness that empowers and inspires elite athletes, coaches, and trainers. We believe in superior performance, innovation and ***authenticity*** - giving professional and everyday athletes alike a competitive edge to thrive, anytime, anyplace.

We have grown alongside the impact fitness industry as it evolved from a purely fight-centric space to one focused on spreading & sharing the benefits of training like a fighter. Through this journey, we have always worked alongside world-class trainers to improve the safety, effectiveness, and results of functional impact training gear & programming.


Throwdown. Anytime. Anyplace.

We believe fitness is the great unifier between us all, and pro-level training and equipment shouldn't only be available to professional athletes, but *instead* accessible in the palm of your hand, on a nearby device, or in your local fitness facility.

At Throwdown, we design and develop the gear you need to train like a fighter -- our products are *for* fitness people, *by* fitness people.


VISION:
Make elite, commercial-grade fitness equipment & programming accessible to everyone, not just the pros.

THE PROBLEM

We believe that trusted & proven programming and equipment are lacking in the industry

$1,000+
Investment
Tier 2 - $1,000+
Free Home Kit ($140MSRP) + 15% off any Throwdown product

$5,000+
Investment
Tier 3 - $5,000+
$5,000+ Free Home Kit ($140MSRP), 8-week Online Transformations Program ($1000 MSRP)

$10,000+
Investment
Tier 4 - $10,000+
$10,000+ FXD Bench (MSRP $2499) + 5% bonus shares

$25,000+
Investment
Tier 5 - $25,000+
$25,000+ FXD Bench or Transformations Program + 10% bonus shares

$50,000+
Investment
Tier 6 - $50,000+
$50,000+ FXD Bench or Transformations Program + 15% bonus shares

Functional Fitness and **Impact Training** are relatively new fitness styles - with increased relevance in recent years.

There has been a rise in trends and brands like...

- TRX and Rogue
- CrossFit and UFC
- Bodyweight and HIIT
- At-home workouts due to COVID-19


THROWDOWN
In today's market, we believe there's not many trusted brands that meld Functional Fitness, HIIT, and Impact Training from both a product and programming standpoint at-home or in the gym.

Consumers are awakening to these more efficient fitness approaches geared toward everyday life movements - but they lack a distinct, trusted Functional Impact Training brand partner to guide them through their fitness journey.

We believe there hasn't been a one-stop shop for functional impact training gear, functional accessories, home gym setups, *and* programming for mainstream consumers **until now**.

THE SOLUTION

Bring Throwdown's Trusted Legacy into the Consumer Market

We are your trusted, quality-focused one-stop shop delivering the unique products and programming for any fitness level, style, or location. As one of the original pioneers behind functional impact training programming and equipment at elite commercial gyms across the country, **Throwdown provides the fitness education and tools to guide any athlete through their fitness journey.**

Since the early days of MMA and Functional Fitness, we've been making tools for the best functional impact athletes in the world - working hand-in-hand with the gyms and trainers directly to refine our portfolio over two decades.



The newly emergent Hybrid Fitness Model made it clear to us that now is the time to bring these products to the mainstream consumer, all while teaching them how to grow as functional impact athletes whether in the gym or at home.

We are purpose-driven to duplicate what we did for leading global fitness facilities, expanding our reach beyond the gym space to connect directly with the functional fitness enthusiast to create a consumer brand grounded in **continuous innovation, quality, and results.**

Our entire product ecosystem revolves around **Functional Impact Training (FIT)** – a blend of Impact Training, Functional Fitness, and HIIT.


UFC GYM

Our core product categories are...

- The FXD Bench - a self-contained, small footprint, full-body home gym solution
- Impact training gloves for all types of contact sports (Boxing, Muay Thai, MMA)
- Functional Fitness equipment
- Traditional Strength equipment
- At-home training solutions
- Heavy bags
- Apparel
- Kids kits
- Boxing bundles

We're a one-stop shop for all things FIT via our online storefronts - both through our own website and Amazon.

Our digital fitness app (fully integrated and shoppable) and online storefronts are the vehicle transforming us into a consumer-centric brand. Our app features best-in-class training programs, with hundreds of workout videos that bring everything we learned over two decades working with elite trainers directly to your device. A key pillar of Throwdown's app strategy is to 'onboard' trainers, coaches, and gyms onto the Throwdown FIT App, leveraging our industry relationships to scale our app revenue.


Our App Establishes Throwdown As An Immediate Player In Hybrid Fitness
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FIT KIT

Our multi-tiered business model creates revenue streams across...

Licensing: Throwdown increases its licensing revenue with its key partner in the commercial gym equipment category **(400+ employees, 5 global distribution centers, 300+ global distributors)** by **innovating and introducing new products** in the commercial gym space via exclusive licensing agreements. Our licensing partner currently puts Throwdown-branded products into the commercial gym market, helping us continue to build brand awareness and equity over the long-term.

Direct-to-Consumer (DTC): Driven by an increased ad spend, sales via influencer campaigns, and customers driven to Throwdown.com from our app platform, we're seeing early success in our new consumer-centric growth strategy.

The App: The app is currently offered on a **14-day trial basis**, and presents us with the opportunity to build a recurring revenue stream, educate consumers on FIT, and drive them to our online storefronts.

the market

The $94 Billion Fitness Industry is Constantly Reinventing Itself

Digital fitness was valued at **$20 billion** in 2020, and is estimated to reach **$27.4 billion** in 2022 at a forecasted compound annual growth rate of **32.6%** -- meaning digital is growing 10 times faster than the traditional fitness industry.

On top of that, the global fitness equipment market size was **$11.6 billion** in 2020, and is projected to reach **$14.8 billion** by 2028 - registering a CAGR of **3.3%** from 2021 to 2028.


Throwdown's Hybrid Approach Puts Us At The Center Of Two Major Markets
Digital Fitness
$27.4B
by 2022
THROWDOWN
Global Fitness Equipment
$14.8B
by 2028
Fun Fact: Digital Fitness is growing 10X faster than the traditional fitness industry

Sources: Well To Do

Our industry relationships indicate that the gym of the future will employ a hybrid approach of both virtual and in-person spaces. During the height of the pandemic, fitness studios quickly enacted plans for virtual classes to align with the number of people exercising at home for the first time.


Post-Covid Trends Favor Throwdown's Hybrid Fitness Model
+130%
Increase in spend for on-demand fitness products (Harrison & Co.)
COWBOYS FIT

Throwdown is positioned uniquely to fill this gap, with time-tested products and elite programming via our digital solution. Throwdown's programming has been the glue that ties the members to the gym's equipment, now we're taking it to the digital space -- distilling the expertise from the pros down to the mainstream consumer on a state-of-the-art platform.

While the fitness industry is highly competitive, Throwdown has earned a best-in-class reputation with trainers, athletes, and gym owners over the past two decades by pioneering the right way and consistently delivering innovative products at an affordable price point.

Our differentiator lies in our combined legacy, industry-leading products, influencer partnerships, and industry relationships.


THROWDOWN
THROWDOWN SHOP NOW
FIT KIT
We're Built For The Modern Hybrid Fitness Market
Throwdown offers elite equipment & programming, with a digital fitness solution that ties them together.

OUR TRACTION

We're Gaining Speed Through Partnerships and a Proven Business Model

Here's a look into our successes, and where we are going with them.

- Legacy key account partnerships
- Strategic partnership and licensing agreement with Core Health and Fitness (owner of Star Trac Treadmills, Schwinn Spin Bikes, StairMaster, and Nautilus)
- Partnerships with the biggest names in UFC
- Launched Throwdown F.I.T. App, September 2021
- Completed and patented initial FXD bench production, inventory on-hand
- Supplier for Conor McGregor FAST brand, UFC Performance Institute
- Partnership with NFL FIT Facilities: Cleveland Browns, Dallas Cowboys, Kansas City Chiefs, Chicago Bears, San Francisco 49ers, Houston Texans
- Exclusive provider to Floyd Mayweather Boxing + Fitness
- Proven commercial business model


UFC GYM
Virgin active
LIFETIME FITNESS
LA|FITNESS.
CRUNCH FITNESS
24 FITNESS
Since 2003, Throwdown Has Built Relationships With The Biggest Names In Fitness

WHY INVEST

We Want to Bring Proven Commercial-Grade Fitness Solutions to the Masses

In 2-3 years, we believe we can be the undisputed leader in bringing Functional Impact Training products and programming to the consumer market.

Our vision is to build a community around this breakthrough fitness style that focuses on everyday life movement - grounded in our industry-leading products. We've proven ourselves in the commercial gym space, partnered with the biggest names in the fitness and fight game, and we want to bring our best-in-class expertise and portfolio to anyone looking to enhance their fitness and wellness journey.


We've Proven Ourselves In The Commercial Gym Space & Partnered With The Biggest Names In Fitness & Fighting

We believe the time is now to elevate our brand and amplify our offering to the modern fitness enthusiast.

Since 2003, we believe we have proven our ability to **successfully evolve** with the fitness industry, as Hybrid Fitness becomes the new norm, we're going to do what we've always done -- deliver the products & programming that the market demands.

Join us and take advantage of the opportunity available in the world of Functional Impact Training!

Meet Our Team



Charles "Ted" Joiner

President

Ted has served as the President of Throwdown for over 12 years, guiding the Company from a niche MMA brand to a go-to partner for elite athletes & national gym chains. He has over 20 years of experience in the health & fitness product and distribution space, beginning his career in fitness with Elite Nutrition Centers. In 2004, Ted co-founded Xyience Inc., a nutritional supplement and energy beverage company, spending 3 years as President and VP of Manufacturing, and guiding the brand's strategic partnership with the UFC.



Greg Barrow

CEO & Chairman

Greg is the founder of General Capital Partners (GCP) and has an extensive background in business leadership, entrepreneurship and investment banking. Greg founded GCP in 2002 has led and completed well over 150 transactions valued at over one billion dollars. Greg became the CEO of XFit Brands/Throwdown Industries in 2017.



Jeremy Leavitt

Director of Design & Product Innovation

Jeremy guides game-changing innovation for the brand and most recently designed and patented the FXD Bench. Jeremy has over 20 years of industry experience, nearly 10 of them at Throwdown. Specializing in product design, development, and testing for commercial-grade fitness equipment, Jeremy is charged with designing and implementing new solutions to meet market demand.



Dennis Dumas

Director, Programming & Education

A certified personal trainer & nutrition expert, Dennis guides the development of breakthrough fitness programming for both consumers and gym chains. Dennis is a seasoned leader in the fitness industry, helping to build over 200 clubs on several continents. He has worked in and around Throwdown since 2015 and is an advocate for functional impact training both in the gym and on several digital platforms.



Jay Barrow

Director, Marketing

Jay guides brand strategy and the expansion of Throwdown's consumer marketing across all channels, charged with continuing to evolve Throwdown into a consumer-centric brand, fully-integrated with the legacy commerical business. A former college athlete, Jay led all retail marketing & creative for NewAge, Inc. (NASDAQ:NBEV) as the company grew from $40MM to $300MM+ in revenue throughout his tenure.



Albert Guardado

Director, Procurement

Albert joined Throwdown in 2019 and leads the Company's operations team, specializing in inventory management, procurement, logistics, and international shipping. With over 20 years of industry experience, Albert is also a retired elite boxer who competed at the 1996 Summer Olympics.



Jon Takata

Director, Sales Solutions

Joining Throwdown in 2014, Jon has risen through the ranks to lead our key account sales efforts for the past 4 years. Initially a member of the quality control and operations team, Jon is charged with managing all key account relationships and delivering new solutions to meet the demands of national and boutique gym chains alike.



Jenny Hardy

Director, Strategic Solutions

Jenny comes from a diverse background in entrepreneurship and healthcare. With her previous experience and passion for fitness, she has brought a well-rounded approach to our tactical planning and solutions team — implementing best practices in the financial and operational domains of the Throwdown business.



Vicki Zhang

China Operations Manager

Since 2014, Vicki has overseen quality control, product development, and manufacturing efforts for our product operations in China. Functioning as our eyes and ears on the ground, Vicki manages multiple manufacturing faciltities across China to ensure all products meet the Throwdown standard.



Kevin Hirsch

Director

Kevin is an original investor in Throwdown, and is a member of the Throwdown Board of Directors. Kevin is a dedicated trauma surgeon in Florida, and also serves as medical consultant for acquisitions + growth metrics through Medical6Sigma. He is also involved in various commercial & residential real estate transactions for NorthexUSA.



Bill Shenkin

Accounting & Finance

Bill brings extensive tax, accounting, finance, and business acumen to Throwdown. Beginning his career with Ernst & Whinney in 1986, Bill established CeFO, Inc. in 2000 and has extensive experience in the fitness club industry. Through his career, Bill assisted with a $17 million refinance of Colorado clubs, as well as the sale and acquisition of numerous other clubs. Bill completed the Ironman triathlon in Lake Placid in 2019 and has also finished 15 100-mile ""century"" rides in his home state of Colorado.

"



Tom Dunlap

Trademark & IP Outside Counsel

Tom supports Throwdown in all facets of the Company's Intellectual Property portfolio. As a founding partner of Dunlap Bennett Ludwig, Tom's law practice focuses on intellectual property and government contracts. He manages the patent and trademark prosecution teams, listed in IP Watchdogs Top 100 in the US. Tom is also a former National Silver Medalist (2002) in the full contact sport of Burmese kickboxing, also called Bando.



Rick Weintraub

Corporate and Securities Outside Counsel

Rick serves as Throwdown's corporate & securities counsel, and is the Founder and Managing Partner of Weintraub Law Group PC. Practicing law for 40 years, he has been Lead Counsel in more than 500 public and private offerings and more than 200 mergers and acquisitions. Spurred on by the enactment of the JOBS Act of 2012, Rick co-founded CommunityLeader, Inc., a firm specializing in creating portal platforms for the offer and sale of securities in a cloud-based eco-system. Rick has presented at several conferences, seminars, and meetings addressing issues in the CrowdFunding area.



Kevin Malanga

Industry Advisor

Kevin brings over 20 years of industry experience to Throwdown as Vice President of Global Sales and Business Development at Core Health & Fitness, with prior stints at Total Gym and Icon Health and Fitness. Core Health is one of Throwdown's key licensing partners and Kevin and his team are huge supporters of Throwdown's evolution in the commercial gym space. Kevin is a San Diego native and has an MBA from Georgetown University.

Offering Summary

Company	:	Throwdown Inc.
Corporate Address	:	20372 Hermana Circle, Lake Forest, CA 92630
Offering Minimum	:	$9,999.00
Offering Maximum	:	$4,999,997.25
Minimum Investment Amount (per investor)	:	$225.00

Terms

Offering Type	: Equity
Security Name	: Common Stock
Minimum Number of Shares Offered	: 4,444
Maximum Number of Shares Offered	: 2,222,221
Price per Share	: $2.25
Pre-Money Valuation	: $24,874,526.25

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Company Perks*

Early Bird

Friends and Family - First Week | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 + 15% off any Throwdown product)

Tier 2 perk - ($1000 + Free Home Kit ($140MSRP) + 15% off any Throwdown product)

Tier 3 perk - ($5,000+ Free Home Kit ($140MSRP), 8-week Online Transformations Program ($1000 MSRP)

Tier 4 perk - ($10,000+ FXD Bench (MSRP $2499) + 5% bonus shares)

Tier 5 perk - ($25,000+ FXD Bench or Transformations Program + 10% bonus shares)

Tier 6 perk - ($50,000+ FXD Bench or Transformations Program + 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Throwdown, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.05 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $205. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Over the last 18 years, we have seen many of the best choose Throwdown, from the world's top athletes and trainers to national gym chains.

We are trusted by some of the biggest names in the fight game—from athletes Floyd Mayweather, Conor McGregor, and Ronda Rousey to marquee industry partners like Gold's Gym, Lifetime Fitness, and select NFL franchises' FIT programs.

Founded in 2003, Throwdown is one of the Original Impact Sports Brands -- providing go-to equipment solutions across UFC, Functional Fitness, and HIIT training. We set the standard in octagons, heavy bags, gloves, and more by focusing on the nitty gritty details.

In the last three years alone, our business model achieved $12.9 million in revenue, and $20 million in sales to commercial gym and health club partners.

And now, we're duplicating what we did for elite facilities and bringing it to the masses using a Hybrid Fitness Model—delivering best in class, commercial-grade equipment and content to homes around the world, regardless of their fitness level or preferences. Our top-tier products and classes will allow people of all fitness backgrounds to train like the best.

The all-new FXD Bench is our most functional, on-trend product to-date. Paired with our newly developed digital fitness app to bring breakthrough programming at a fair cost, and integrated with a new online storefront, we're elevating the proven Throwdown brand to a whole new level.

All of our products are made with feedback from top trainers and athletes, and pair with our online classes. We're offering classes like kickboxing, weight training, cardio, a variety of HIIT classes, and more.

We believe our predictable and scalable subscription revenue stream positions Throwdown to be the undisputed source of Functional Impact Training products and programming within the $94 billion dollar fitness industry. 46% of American survey participants intend to make virtual fitness a part of their routine—making today a great time to join us in bringing commercial-grade equipment to this emerging consumer.

As Hybrid Fitness becomes the new norm, we're going to do what we've always done—deliver what the market demands. It's time to make elite-level training and equipment accessible to all.

Join Throwdown as an investor today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

090303

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20160163247-62
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 04/11/2016 1:50 PM
	Entity Number E0478562014-2

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209 For Nevada Profit Corporations

1. Name of corporation:

XFit Brands, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

250,000,000 shares of common stock, par value $0.0001 per share

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

1,250,000,000 shares of common stock, par value $0.0001 per share

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

Each share of common stock will be split and converted into 5 shares of common stock. Prior to the change, 4,118,500 shares of common stock were issued; after the change 20,592,500 shares will be issued.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

7. Effective date and time of filing: (optional) Date: April 15, 2016 Time:

(must not be later than 90 days after the certificate is filed)

8. Signature: (required)

X [signature]

Signature of Officer

Chief Executive Officer

Title

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Split
Revised: 1-5-15